May 27, 2015
Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:    Ms. Melissa Raminpour
Ms. Claire Erlanger
Re:    Live Nation Entertainment, Inc.
Form 10-K for the year ended December 31, 2014
Response Dated April 21, 2015
File No. 001-32601
Ms. Raminpour and Ms. Erlanger:
Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated May 12, 2015 with respect to the Company’s Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”). For your convenience, the comments provided by the Staff have been included herein together with Live Nation’s responses.
The Company acknowledges the following:

●	Live Nation is responsible for the adequacy and accuracy of the disclosure in the 2014 Form 10-K;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 Form 10-K; and

●	Live Nation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Confidential Treatment Requested by Live Nation Entertainment,
Inc. for portions of this letter in accordance with 17 C.F.R. § 200.83

Very truly yours,

Brian J. Capo
Senior Vice President and Chief Accounting Officer

cc:    Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Confidential Treatment Requested by Live Nation Entertainment,
Inc. for portions of this letter in accordance with 17 C.F.R. § 200.83

Form 10-K for the Year Ended December 31, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 30

Comment 1: We note from your response to our prior comment 1 that in determining which key metrics to disclose in the 2014 10-K, management considered those metrics that most impact the Concerts and Ticketing businesses and have the most direct impact on overall fluctuations in revenue. However, in light of the fact that it appears different venues have different impacts on revenue in the Concerts segment, we would expect to see metrics that reflect the differences in these venues (e.g. stadium events vs. arena events). Also, we note that the operating metrics relating to secondary ticket sales are not included in your Form 10-K. In light of the fact that it appears the increased revenue from your secondary ticket sales business had a significant effect on revenue in the Ticketing segment for 2014, please consider including metrics related to these sales (such as secondary ticket volume) in your MD&A discussion. Please revise accordingly.

Response: The Company appreciates the Staff’s view regarding the potential to add Concerts segment venue metrics and Ticketing segment secondary metrics. However, the Company respectfully continues to believe that these metrics do not require disclosure because they do not meet both criteria of being (1) used by management and (2) material to investors.

As it relates to the Concerts segment, the number of events by venue type would generally fall into these categories: stadiums, arenas, amphitheaters, theaters and clubs, festivals and other. The Company believes disclosure of these venue specific metrics would not be material to investors, and potentially could even be misleading, for the following reasons:

•
Providing the number of events by venue type would not provide information to the reader that is more useful to them then the narrative provided in MD&A already. As the Company does not present revenue based on venue type in accordance with Regulation S-X, the reader would not be able to determine if the changes in the number of individual venue type events is affecting similar changes in its revenue stream, and indeed may misinterpret such information by assuming precisely that correlation. The Company therefore continues to believe that it is more helpful to provide narrative on what the additional drivers are outside of the change in total fans and total events.

•
Changes in Concerts segment revenue do not necessarily follow any trend in venue-type event increases and decreases, therefore making it less corroborative, and less predictive, for the reader. This is, in part, because of the impacts to revenue from factors such as attendance, ticket prices and ancillary revenue streams (e.g., concessions and merchandise). In addition, revenue by venue type and revenue by specific show by venue type can vary greatly so that the increase or decrease in events by venue type do not necessarily drive consistent changes in revenue. Again, providing events by venue type could therefore present a distorted picture for the reader.

•	With this many categories of venue types, the Company believes the level of data provided would make it difficult for a reader to discern what is important to consider most relevant.
Management does believe, however, that venue type discussion can be useful to provide more detail when discussing revenue within the MD&A section of its filings, and proposes to continue to provide such narrative discussion as we have in the past.

Confidential Treatment Requested by Live Nation Entertainment,
Inc. for portions of this letter in accordance with 17 C.F.R. § 200.83

As it relates to the Ticketing segment, the Company believes disclosure of secondary ticket sales would not be material to investors at this point for the following reasons:

•
The revenue generated from secondary ticket sales is less than 3% of total revenue and is, therefore, not a material source of the Company’s revenue. While not inconsequential to the Ticketing segment, it is currently still not a significant portion of the segment revenue.

•	The number of secondary tickets sold is less than 4% of total fee-bearing tickets sold.

Management discusses secondary ticket sales in the 2014 Form 10-K MD&A because the Company launched a new product in September of 2013 in order to drive secondary ticket sales and, as a result, this secondary revenue stream has increased as compared to 2013. Further, success in the secondary market is a key part of our growth strategy and complements our primary ticketing business, so felt it was a relevant part of the MD&A discussion. As this business grows in the future and becomes larger and more meaningful to total revenue, the Company will continue to evaluate the metrics disclosed in order to best inform the reader of the Company’s results and operations.

Consolidated Results of Operations, page 30

Comment 2: We note your response to our prior comment 2 and continue to have further questions regarding your income tax disclosure. Please provide us the following information:

•	Provide us your pre-tax income/loss, statutory tax rate, and tax expense/benefit by jurisdiction;

•	For each jurisdiction where the tax expense/benefit differs from the pre-tax income/loss multiplied by the statutory rate, please explain to us the nature of the differences;

•	Please explain to us how the $10,735 reconciling item titled “differences between foreign and United States statutory rates” was calculated or determined; and

•	Explain to us why your provision for income taxes includes foreign tax expense (rather than a tax benefit) considering you had a net foreign loss before taxes of $83.6 million.

Response: The following table illustrates the Company’s pre-tax income, statutory tax rate, tax expense or tax benefit determined by applying the statutory tax rate and actual tax expense by jurisdiction for the year ended December 31, 2014.

Note: The Company has requested confidential treatment of portions of this response (indicated by [***]) in accordance with 17 C.F.R. § 200.83.

Confidential Treatment Requested by Live Nation Entertainment,
Inc. for portions of this letter in accordance with 17 C.F.R. § 200.83

Table is in USD ($ in millions)

Country	Pre-tax Income/(Loss)	Statutory Tax Rate	Hypothetical Income Tax Expense/(Benefit) at Statutory Rate	Tax Expense/(Benefit) After Adjustment	Variance	Reasons (see below)
United States	[***]	35%	[***]	[***]	[***]	2,3,4,5,6

United Kingdom	[***]	21%	[***]	[***]	[***]	1,3,4,5
Luxembourg	[***]	29%	[***]	[***]	[***]	1
Netherlands	[***]	25%	[***]	[***]	[***]	2,3,4
France	[***]	34%	[***]	[***]	[***]	3,4,5
Canada	[***]	26%	[***]	[***]	[***]	2,3,4,5
Spain	[***]	30%	[***]	[***]	[***]	3,4,5
Germany	[***]	33%	[***]	[***]	[***]	4,5
Norway	[***]	27%	[***]	[***]	[***]	3,4,5
Finland	[***]	20%	[***]	[***]	[***]	3,4,5
Poland	[***]	19%	[***]	[***]	[***]	3,4,5
Hong Kong	[***]	17%	[***]	[***]	[***]
Belgium	[***]	34%	[***]	[***]	[***]
Ireland	[***]	13%	[***]	[***]	[***]
Denmark	[***]	25%	[***]	[***]	[***]
Turkey	[***]	20%	[***]	[***]	[***]
New Zealand	[***]	28%	[***]	[***]	[***]
Australia	[***]	30%	[***]	[***]	[***]
Italy	[***]	31%	[***]	[***]	[***]

Total	[***]		[***]	[***]	[***]
The table above includes the detail by jurisdiction for all countries with more than $1 million in pre-tax income/expense; all others net to zero

As illustrated in the table above, the actual tax expense/(benefit) in many jurisdictions differs from tax expense/(benefit) determined at the statutory rate. These differences are due to several items that vary by jurisdiction, but can be summarized as follows:

1.	The Company had two items that were treated as tax rate adjustments in 2014 with a total benefit of approximately $25 million. These items were:

a.	In Luxembourg, the actual statutory rate that we are subject to is different than the published statutory rate due to tax rulings received;

b.	The Company impaired goodwill in 2014 within the International Concerts reporting unit for US GAAP purposes. This amount is not deductible for tax purposes.

2.	There are amounts attributable to the exclusion or inclusion of certain financial statement items that are not taxable or deductible for tax and also amounts that must be included in income or

Confidential Treatment Requested by Live Nation Entertainment,
Inc. for portions of this letter in accordance with 17 C.F.R. § 200.83 expense for tax purposes but not for financial statement purposes. These amounts were approximately $3 million in 2014.

3.
The statutory tax expense is adjusted in some jurisdictions for expenses that decrease financial statement income but are not deductible for tax purposes. Examples of these items include interest expense where the debt to equity ratio is in excess of the amount allowed by the tax rules, fines and penalties, impairments to intangibles and disallowed meals and entertainment expenses. These amounts totaled approximately $55 million in 2014.

4.
There are various other items that have a different treatment for book and tax purposes that include reserves for uncertain tax return positions pursuant to ASC 740-10-25, return-to-provision adjustments for prior period tax returns finalization and the effect of statutory rate changes on deferred taxes. These items were a net benefit of approximately $11 million in 2014.

5.
There are jurisdictions in which the Company does not recognize a tax benefit for net operating losses (“NOLs”) as they are incurred as it is required to set up an offsetting valuation allowance for these NOLs. Valuation allowances are recorded in these jurisdictions because the Company has concluded, based on historical experience, that there is not sufficient income in these jurisdictions to support the NOLs future realization, as required pursuant to ASC 740-10-30-17. The valuation allowances are subsequently increased in those jurisdictions for additional losses incurred or reduced for the utilization of the NOLs against current period taxable income. The change in valuation allowances was a benefit of approximately $6 million in 2014.

6.
The United States is one of the jurisdictions where the Company has established a valuation allowance for federal tax purposes. However, the Company incurs state tax expense because of separate filings in certain states. The amount of state tax expense was approximately $10 million in 2014.

The table below illustrates how the reconciling item titled “Differences between foreign and United States statutory rates” of $11 million was calculated.
Table is in USD ($ in millions)

Total pre-tax loss	$(100)
US loss	16
Foreign loss	(84)
US statutory tax rate	35%
Foreign tax at US statutory rate	(29)
Foreign tax at foreign statutory rate	(15)
Difference	14
Adjustment for goodwill impairment and Luxembourg ruling benefit	(25)
Difference between foreign and US statutory rates	$(11)

As discussed above, the Company incurred a net foreign loss before taxes of $84 million during the year ended December 31, 2014. The reasons why the Company did not record a tax benefit related to this amount is described above in detail, but the two main drivers are as follows:

Confidential Treatment Requested by Live Nation Entertainment,
Inc. for portions of this letter in accordance with 17 C.F.R. § 200.83

•
This overall foreign loss is primarily attributable to the goodwill impairment of $117 million recorded in 2014 related to the International Concerts reporting unit for which no benefit on taxes will be realized.

•
The other main driver affecting the nonrecognition of tax benefits is losses in jurisdictions where the Company has determined that sufficient income of the appropriate character does not exist within the carryback or carryforward period under the tax law to absorb the NOLs so that the tax benefits can be realized. The Company has recorded valuation allowances for these NOLs.

___________________________________________________

Confidential Treatment Requested by Live Nation Entertainment,
Inc. for portions of this letter in accordance with 17 C.F.R. § 200.83